M E M O R A N D U M
TO:	Michael Spratt U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	February 1, 2022
SUBJECT:
Response to a comment on the proxy statement filed as PRE14A on January 12, 2022 (the “Proxy Statement”) for the JNL/T. Rowe Price Established Growth Fund, a series of the JNL Series Trust (File Nos: 033-87244 and 811-08894) (the “Registrant”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comment to the Proxy Statement received via telephone on January 20, 2022. The comment is set forth below in italics, with the response immediately following.

1.	On page 4 of the Proxy Statement, please describe the risks of being a non-diversified fund in bold text.

RESPONSE: The Registrant has added the following language:

Non-diversified funds can hold a smaller number of issuers than if they were “diversified” funds. As a result, there is increased risk in investing in a smaller number of different issuers than there is in investing in a larger number of issuers because changes in the financial condition or market status of a single issuer may cause greater fluctuation in a non-diversified portfolio with respect to total return and share price.

It is the Registrant’s intention to respond fully to the Commission Staff’s comment and believes that the response above does so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

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